Daniel I. Goldberg

+1 212 479 6722

dgoldberg@cooley.com

February 2, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Abpro Corporation

Draft Registration Statement on Form S-1

Submitted December 22, 2017

CIK No. 0001670356

Dear Assistant Director Reynolds:

On behalf of our client, Abpro Corporation. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated January 18, 2018 (the “Comment Letter”) with respect to the Company’s draft registration statement on Form S-1 submitted to the Commission on December 22, 2017 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting a revised Confidential Draft Registration Statement (the “Amended DRS”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended DRS to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended DRS.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential qualified investors. Although such presentation does not constitute a written communication, the Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors, The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional communications of the type referenced in the Staff’s comment.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Page Two

Our Collaborations, page 105

2.	Please describe the material terms of your collaboration and license agreements, such as aggregate milestones and range of royalty payments. Alternatively, tell us why this disclosure is not material to investors.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure as requested on pages 106, 107 and 108 of the Amended DRS.

Exhibits, page II-4

3.	We note your description of your license and joint research and development agreements starting on page 106. Please file these agreements as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s Comment to file the license and joint research and development agreements with Memorial Sloan Kettering Cancer Center (“MSK”), National Institutes of Health, MedImmune Limited (“MedImmune”), Essex Bio-Investment Limited, Luye Pharma Group Ltd and Massachusetts General Hospital (collectively, the “License Agreements”) as exhibits..

The Company advises the Staff that it concluded that the License Agreements are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K and are therefore not required to be filed as exhibits because they were entered into in the ordinary course of business of the Company and they do not fall into any of the specified categories set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. Item 601(b)(10)(i) of Regulation S-K requires that every contract “not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” is required to be filed as an exhibit. Item 601(b)(10)(ii) of Regulation S-K goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” specified categories contained in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K, “in which case it shall be filed except where immaterial in amount or significance.” The Company advises the Staff that strategic license and development and commercialization agreements with third parties to provide for research, development and potential commercialization of products in a defined territory, such as the License Agreements, are of a type that normally accompany its business.

Moreover, the Company respectfully advises the Staff that the License Agreements are currently immaterial in amount or significance to the Company. As disclosed on pages 106 to 111 of the Amended DRS, the Company has received only an aggregate of $300,000 to date under the License Agreements, specifically from Luye Pharma Group.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Page Three

The Company is not substantially dependent upon receiving payments in terms of milestones or royalties under any of its License Agreements. Moreover, even if product candidates are eventually approved and commercialized, sales by the Company’s contract counterparties (pursuant to which it could receive milestones and royalty payments pursuant to such License Agreements) would be based on sales in markets that are not essential to the Company’s strategy (namely, China), as the Company has retained rights to the United States, Europe and other major markets. Further, the License Agreements are not a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. While the Company has licensed in certain intellectual property under some of the License Agreements, the Company is not substantially dependent on such License Agreements. While the Company’s lead antibody product candidates are based on in-licensed intellectual property (namely the License Agreements with MSK and MedImmune), such product candidates (two of ten currently identified candidates in the pipeline) have not yet entered clinical trials. The Company respectfully submits to the Staff that it is premature to determine that the Company is substantially dependent on such in-licensed intellectual property. Moreover, the Company’s revenues to date have been generated from providing research and development services based on its proprietary technologies, not its License Agreements. The License Agreements were entered into in the ordinary course of the Company’s business, they are currently immaterial to the Company in amount and in significance to the Company, nor is the Company substantially dependent on any of the License Agreements. For the foregoing reasons, the Company does not consider the License Agreements to be “material contracts,” within the meaning of Item 601(b)(10) of Regulation S-K and does not believe such License Agreements need be filed as exhibits at the present time.

Further, the Company has determined that these agreements not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

4.	Please file your lock-up agreement as an exhibit.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the lock-up agreement will be included as an Exhibit to the Underwriting Agreement, which the Company will file as Exhibit 1.1 at a later date.

Undertakings, page II-5

5.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

The Company respectfully acknowledges the Staff’s comment and has revised the undertakings accordingly. See pages II-5 and II-6 of the Amended DRS.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Page Four

Please contact me at (212) 479-6722 or my colleague, Marianne Sarrazin at (415) 693-2157, with any questions or further comments regarding the Amended DRS or our response to the Staff’s Comment Letter.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc:	Ian Chan, Chief Executive Officer, Abpro Corporation

Marianne Sarrazin, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com